UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Translation of registrant’s name into English)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 1481 746 411

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

Resignation of Executive Officer and Director

Richard Hasson, President and Chief Commercial Officer and a member of the board of directors (the “Board”) of Super Group (SGHC) Limited (“Super Group”), has notified the Board of his intention to resign. The effective date of Mr. Hasson’s resignation from these positions is to be determined, but it is anticipated to be during the first half of 2025 to allow for a thorough and smooth transition of his responsibilities.

The Board would like to thank Mr. Hasson for his almost 13 years of service to the business and confirm that his resignation is not the result of any disagreement between the parties whether on any matter relating to Super Group’s operations, policies, practices or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: December 9, 2024	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory